

July 11, 2014

Via E-mail
Neil E. de Crescenzo
Chief Executive Officer
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee

  **Re:**  **Emdeon Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2013**
     **Filed March 17, 2014**
     **File No. 1-34435**

Dear Mr. de Crescenzo:

  We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover page

1.  Our records show your file number as 1-34435  rather than 333-182786 that appears on the cover page.  Please revise to include the correct file number.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 48

2.  Please quantify in dollars, to the extent practicable, the impact of the factors contributing to changes in operating results for each year presented.  For example, disclose:

      o  Increases in cost of operations due to the impact of the USPS postage rate increases, the inclusion of the acquired TC3 and Goold businesses and acquisition-related and non-employee labor costs;

      o  The impact of the severance costs related to the former CEO's departure, a charge related to cancelling a product development project, and an estimated potential loss associated with a vendor fee dispute on sales, marketing, general and administrative expenses; and

      o  The impact to accretion expense of the Goold acquisition and repricing the Senior Credit Agreement.

Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Segment Revenues and Adjusted EBITDA, page 50

3.  Please include a discussion of the reconciling items between adjusted EBITDA for each segment and operating profit as defined by GAAP.  To facilitate the discussion of the reconciling items, please include the reconciling items by segment in note 19 to your financial statements.  Please refer to Question 19 of the staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be found at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  In addition, provide a cross reference in note 19 of the financial statements.  Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Item 9A.  Controls and Procedures, page 66

4.  We note your statement that your "disclosure controls and procedures were effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure the quality and timeliness of our public disclosures with SEC disclosure obligations." However, you omitted a statement that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In future filings, please revise to reflect the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or simply state that your disclosure controls and procedures are effective.  Additionally, please confirm to us that your conclusion regarding effectiveness would not change had the conclusion included the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Note 5.  Property and Equipment, page F-17

5. Please tell us and disclose the facts and circumstances leading to the abandonment of certain products and the method used for determining fair value of the impaired assets.  In addition, please tell us and disclose the segment(s) in which the remaining impairment charges are reported.  Please refer to ASC 360-10-50-2.  Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Note 9. Long-Term Debt, page F-20

6. Please describe the most significant restrictions on the payment of dividends contained in the Senior Credit Facilities and the Senior Notes.  Please refer to Rule 4-08(e)(1) of Regulation S-X.  In addition, please disclose whether or not you are in compliance with debt covenants at the most recent balance sheet date.  Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Note 13.  Legal Proceedings, page F-28

7. Please provide an estimate of the possible loss or range of loss in excess of the amounts accrued or a statement that such an estimate cannot be made.  Please refer to ASC 450-20-50.  Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Note 14. Incentive Compensation Plans, page F-29

Parent Awards, page F-31

8. We note that equity-based awards of Parent common stock are subject to certain put rights by the award holder or his/her beneficiary in the event of death and disability.  Please tell us how you classify stock-based awards subject to put rights and the basis in GAAP for your accounting.  In that regard, please explain to us what consideration you gave to the classification and measurement guidance in ASC 480-10-S99-3.

Note 16. Income Taxes, page F-35

9. We note that you have a history of losses and have not recognized a valuation allowance for deferred tax assets, and in particular deferred tax assets related to capital and net operating losses.  Please tell us the evidence, both positive and negative, you considered to determine whether, based on the weight of the evidence, a valuation allowance for deferred tax assets is needed.  Please include a discussion of the possible sources of taxable income that may be available to realize the tax benefits for the deductible temporary differences and carryforwards, including reversal of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and tax planning strategies.  Please be

sure to explain how you support a conclusion that a valuation allowance is not needed given the cumulative loss in recent years. Please refer to ASC 740-10-30-16 through 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:     Greg T. Stevens, General Counsel